Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 12, 2012

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated April 26, 2012, Supplement No. 7 thereto dated November 19, 2012, and Supplement No. 6 thereto dated October 17, 2012, which amended and superseded all prior supplements. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	the anticipated change to the price per share at which we will offer shares of our common stock pursuant to our initial public offering; and

•	the addition of Union Bank, N.A. as a lender under our Restated KeyBank Credit Agreement.

Status of Our Offering and Ownership of Our Operating Partnership

Through December 3, 2012, we have received aggregate gross offering proceeds of approximately $125.2 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $122.8 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of December 3, 2012, in connection with our initial public offering, we have issued approximately 12.4 million shares of our common stock for gross proceeds of approximately $122.8 million, including shares issued pursuant to the distribution reinvestment plan (DRP). As of December 3, 2012, approximately 70.1 million shares remained available for sale to the public under our initial public offering, including shares available under the DRP.

As of December 3, 2012, we owned approximately 76% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, and certain of our officers, owned approximately 16% of the limited partnership units of our operating partnership. The remaining approximately 8% of the limited partnership units were owned by unaffiliated third parties.

Upcoming Change to Initial Public Offering Price

On September 24, 2012, our board of directors engaged Duff and Phelps, LLC (“D&P”) to value each of the properties we owned as of December 31, 2012 (the “Valuation”). D&P is an independent, third-party real estate valuation and advisory firm with extensive experience in the valuation of real estate. Upon completion of the D&P Valuation, the board intends, in its sole discretion, to set a revised offering price per share of our shares for our current offering and our upcoming follow-on offering, for which we filed a Registration Statement on Form S-11 on August 29, 2012. The board currently expects to announce a revised share offering price on February 1, 2013 (the “Price Announcement Date”), which will be prior to the effective date of the registration of our follow-on offering. We will continue to offer shares of our common stock in the primary offering component of our initial public offering at the current price of $10.00 per share through the day immediately prior to the Price Announcement Date, and all issuances of our shares of common stock pursuant to our distribution investment plan on or prior to the Price Announcement Date will continue to reflect a price of $9.50 per share. Effective on the Price Announcement Date, we will begin offering shares in the primary offering component of our initial public offering at the revised primary offering price, which may be different from our current $10.00 per share primary offering price, and all issuances of our shares of common stock pursuant to our distribution reinvestment plan after the Price Announcement Date will reflect a price equal to 95% of the revised primary offering price, which may be different from our current offering price of $9.50 per share pursuant to our distribution reinvestment plan.

Our decision to announce a revised share price, and have that revised share price take effect immediately upon such announcement, is consistent with the approach used by the board of directors of Griffin-American Healthcare REIT II, Inc., another non-traded real estate investment trust, which is co-sponsored by our sponsor.

Addition of New Lender under Restated KeyBank Credit Agreement

On December 4, 2012, we and certain property-owning special purpose entities wholly-owned by our operating partnership entered into that certain Joinder Agreement (the “Union Bank Joinder Agreement”) with KeyBank, National Association (“KeyBank”) and Union Bank, N.A. (“Union Bank”), pursuant to which Union Bank agreed to become a lender party to the revised revolving credit facility by and between our operating partnership and a syndicate of lenders whose lead administrative agent is KeyBank (the “Restated KeyBank Credit Agreement”), and provide a financing commitment of up to $25 million. Pursuant to the Union Bank Joinder Agreement, the total commitment under the Restated KeyBank Credit Agreement has now increased to an aggregate of $175 million. The additional commitment provided by Union Bank is governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement. The Restated KeyBank Credit Agreement currently has an available balance of approximately $59.6 million.

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